

VIA CERTIFIED U.S. MAIL

March 12, 2010

John Honour
Chief Executive Officer
Stereo Vision Entertainment, Inc.
15452 Cabrito Road, Suite 204
Van Nuys, CA 91406

        Re: Stereo Vision Entertainment, Inc.
                Form 10-K for Fiscal Year Ended June 30, 2009
                Filed October 13, 2009
                File No. 0-28533

Dear Mr. Honour:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2009

Item 6. Management's Discussion and Analysis or Plan of Operations, page 12
Plan of Operations, page 12

1.   Please describe the extent of your film licensing, development and production
        activities and your investments in films, manuscripts, recordings and similar
        property during the past two years and since your inception. Please also disclose
        the status of films in development or pre-production and your plans to release
        theatrical films presently under development.

Results of Operations, page 12

2.   Please revise to include a discussion and analysis of general and administrative
        expenses, salaries and consulting expenses and other income and expenses,
        including the forgiveness of debt for each year presented, including the reasons
        for significant changes between the years. Please also describe any known trends
        or uncertainties that have had or that you reasonably expect will have a material
        favorable or unfavorable impact on your results of operations.

Liquidity and Capital Resources, page 13

3.   Please revise to provide a more thorough discussion of your cash requirements
        and your ability to meet outstanding obligations, including loans and advances
        payable to shareholders, and continue in business as a going concern both on a
        short term and long term basis.

Item 8A(T) Controls and Procedures, page 14

4.   Please revise to include management's annual report on internal control over
        financial reporting as required by Item 308T(a) of Regulation S-K. In addition,
        please consider whether management's failure to perform or complete its report
        on internal control over financial reporting impacts its conclusions regarding the
        effectiveness of your disclosure controls and procedures as of the end of the fiscal
        year covered by the report and revise your disclosure as appropriate.

5.   Please revise the conclusion of your principal executive and financial officer
        regarding the effectiveness of your disclosure controls and procedures to state, if
        true, that your disclosure controls and procedures were effective to ensure that
        information required to be disclosed by you in the reports you file or submit under
        the Exchange Act is recorded, processed, summarized and reported within the
        time periods specified in the Commission's rules and forms and is accumulated
        and communicated to management, including your principal executive and

financial officer as appropriate to allow timely decisions regarding required disclosures. Refer to the definition of disclosure controls and procedures in Exchange Act Rule 240-13a-15(e). Please similarly revise your disclosure in future quarterly reports.

6.   Please disclose your accounting policies and methods of accounting for film costs and music licensing rights and production costs.

Exhibit 31.1

7.   Please revise to conform exactly to the form of certification in of Item 601(b(31) of Regulation S-K. Please similarly revise the certification filed as exhibits to future quarterly reports.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Accounting Branch Chief